UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

EXCO Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279 40 2

(CUSIP Number)

Thomas C. Sadler, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071

(213) 485-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Corporate Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,197,344 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,197,344 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,197,344 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.54%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)  Based upon an aggregate of 272,873,672 shares of Common Stock expected to be outstanding upon completion of the Issuer’s rights offering on or about January 17, 2014, as reported by the Issuer in its registration statement on Form S-3 filed on December 17, 2013.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF EXCO, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 31,632 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 31,632 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,632 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01% (2)

14.	Type of Reporting Person (See Instructions) PN

(2)  Based upon an aggregate of 272,873,672 shares of Common Stock expected to be outstanding upon completion of the Issuer’s rights offering on or about January 17, 2014, as reported by the Issuer in its registration statement on Form S-3 filed on December 17, 2013.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF EXCO 892 Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 183,543 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 183,543 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,543 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%(3)

14.	Type of Reporting Person (See Instructions) PN

(3)  Based upon an aggregate of 272,873,672 shares of Common Stock expected to be outstanding upon completion of the Issuer’s rights offering on or about January 17, 2014, as reported by the Issuer in its registration statement on Form S-3 filed on December 17, 2013.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,412,519 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,412,519 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,412,519 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.62%(4)

14.	Type of Reporting Person (See Instructions) PN

(4)  Based upon an aggregate of 272,873,672 shares of Common Stock expected to be outstanding upon completion of the Issuer’s rights offering on or about January 17, 2014, as reported by the Issuer in its registration statement on Form S-3 filed on December 17, 2013.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF Operating Manager, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,412,519 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,412,519 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,412,519 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.62%(5)

14.	Type of Reporting Person (See Instructions) PN

(5)  Based upon an aggregate of 272,873,672 shares of Common Stock expected to be outstanding upon completion of the Issuer’s rights offering on or about January 17, 2014, as reported by the Issuer in its registration statement on Form S-3 filed on December 17, 2013.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Corporate Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,001,205 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,001,205 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,205 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.47%(6)

14.	Type of Reporting Person (See Instructions) PN

(6)  Based upon an aggregate of 272,873,672 shares of Common Stock expected to be outstanding upon completion of the Issuer’s rights offering on or about January 17, 2014, as reported by the Issuer in its registration statement on Form S-3 filed on December 17, 2013.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares EXCO, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,082,461 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,082,461 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,082,461 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.40%(7)

14.	Type of Reporting Person (See Instructions) PN

(7)  Based upon an aggregate of 272,873,672 shares of Common Stock expected to be outstanding upon completion of the Issuer’s rights offering on or about January 17, 2014, as reported by the Issuer in its registration statement on Form S-3 filed on December 17, 2013.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares EXCO 892 Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,695,278 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,695,278 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,695,278 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.62%(8)

14.	Type of Reporting Person (See Instructions) PN

(8)  Based upon an aggregate of 272,873,672 shares of Common Stock expected to be outstanding upon completion of the Issuer’s rights offering on or about January 17, 2014, as reported by the Issuer in its registration statement on Form S-3 filed on December 17, 2013.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,778,944 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,778,944 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,778,944 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.48%(9)

14.	Type of Reporting Person (See Instructions) PN

(9)  Based upon an aggregate of 272,873,672 shares of Common Stock expected to be outstanding upon completion of the Issuer’s rights offering on or about January 17, 2014, as reported by the Issuer in its registration statement on Form S-3 filed on December 17, 2013.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF Operating Manager II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,778,944 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,778,944 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,778,944 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.48%(10)

14.	Type of Reporting Person (See Instructions) PN

(10)  Based upon an aggregate of 272,873,672 shares of Common Stock expected to be outstanding upon completion of the Issuer’s rights offering on or about January 17, 2014, as reported by the Issuer in its registration statement on Form S-3 filed on December 17, 2013.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,268,963 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,268,963 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,268,963 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.13%(11)

14.	Type of Reporting Person (See Instructions) OO

(11)  Based upon an aggregate of 272,873,672 shares of Common Stock expected to be outstanding upon completion of the Issuer’s rights offering on or about January 17, 2014, as reported by the Issuer in its registration statement on Form S-3 filed on December 17, 2013.  Includes 77,500 options to acquire shares of Common Stock held by Mr. Jeffrey Serota, which is the vested portion of 85,000 options granted to Mr. Serota in his capacity as a director of the Issuer.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,268,963 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,268,963 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,268,963 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.13%(12)

14.	Type of Reporting Person (See Instructions) OO

(12)  Based upon an aggregate of 272,873,672 shares of Common Stock expected to be outstanding upon completion of the Issuer’s rights offering on or about January 17, 2014, as reported by the Issuer in its registration statement on Form S-3 filed on December 17, 2013.  Includes 77,500 options to acquire shares of Common Stock held by Mr. Jeffrey Serota, which is the vested portion of 85,000 options granted to Mr. Serota in his capacity as a director of the Issuer.

Item 1.         Security and Issuer

This Amendment No. 8 to the Schedule 13D (this “Amendment No. 8”) amends and supplements the statement on Schedule 13D filed on April 9, 2007, Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed on September 4, 2007, Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed on September 11, 2007, Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) filed on November 2, 2010,  Amendment No. 4 to the Schedule 13D (“Amendment No. 4”) filed on January 25, 2011, Amendment No. 5 to the Schedule 13D (“Amendment No. 5”) filed on August 5, 2011, Amendment No. 6 to the Schedule 13D (“Amendment No. 6”) filed on August 29, 2011, and Amendment No. 7 to the Schedule 13D (“Amendment No. 7”) filed on August 26, 2013 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Amendment No. 8, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (“Common Stock”) of EXCO Resources, Inc., a Texas corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 12377 Merit Drive, Suite 1700, LB 82, Dallas, Texas 75251.

Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings previously given to them on the Schedule 13D.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)  See Items 11 and 13 of the cover pages to this Amendment No. 8 and Item 2 for of the Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 8 and Item 2 of the Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)  Not applicable.

(d) Not applicable.

(e) As a result of (i) the increase in the number of outstanding shares of Common Stock following the completion of the Issuer’s rights offering and (ii) the number of shares of Common Stock held by the Ares Entities remaining unchanged following such offering, the Ares Entities ceased to be owners of more than five percent of the Common Stock of the Issuer on or about January 17, 2014.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 17, 2014

ARES CORPORATE OPPORTUNITIES FUND, L.P.

BY: ACOF OPERATING MANAGER, L.P.
Its Manager

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF EXCO, L.P.

BY: ACOF MANAGEMENT, L.P.
Its General Partner

BY: ACOF OPERATING MANAGER, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF EXCO 892 INVESTORS, L.P.

BY: ACOF MANAGEMENT, L.P.
Its General Partner

BY: ACOF OPERATING MANAGER, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF MANAGEMENT, L.P.

BY: ACOF OPERATING MANAGER, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF OPERATING MANAGER, L.P.

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

BY: ACOF OPERATING MANAGER II, L.P.
Its Manager

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES EXCO, L.P.

BY: ACOF MANAGEMENT II, L.P.
Its General Partner

BY: ACOF OPERATING MANAGER II, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES EXCO 892 INVESTORS, L.P.

BY: ACOF MANAGEMENT II, L.P.
Its General Partner

BY: ACOF OPERATING MANAGER II, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF MANAGEMENT II, L.P.

BY: ACOF OPERATING MANAGER II, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES MANAGEMENT LLC

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory